December 28, 2023

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Richie

Re:	RetinalGenix Technologies Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed November 6, 2023
File No. 333-262282

Dear Mr. Richie:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 20, 2023 (the “Comment Letter”), relating to the above-referenced filing.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note that certain of your selling shareholder(s) appear to be registering additional shares on this post-effective amendment. To the extent this increase in the number of shares represents the registration of transactions in shares not covered by the registration statement when it was initially declared effective, explain why you believe you can include additional shares by means of a post-effective amendment. Refer to Securities Act Rule 413. For additional guidance, see Question 210.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our public website.

Response: Due to clerical error, shares being registered were inadvertently decreased according to a percentage for each shareholder. We have revised the share amount to slightly increase the number of shares that being registered. Please note however that certain shareholder beneficial ownership information has been revised and updated. We have attached Schedule A as to which information has changed subsequent to filing the original post-effective amendment.

United States Securities & Exchange Commission

December 28, 2023

2.	We note your disclosure that this post-effective amendment is being filed pursuant to Section 10(a)(3) of the Securities Act to update the registration statement to include, among other things, the audited financial statements of the registrant as of and for the year ended December 31, 2022. However, we also note that the most recent financial statement update for this registration statement was filed via post-effective amendment on June 6, 2022, which included financial statements as of and for the year ended December 31, 2021. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current. Refer to Securities Act Rules C&DI Question 212.11.

Response: The Company did not engage in the offer or sale of its securities using the prospectus during which time the audited financial statements in the prospectus were not current.

*****

Sincerely,

/s/ Jerry Katzman
Jerry Katzman
Chief Executive Officer

United States Securities & Exchange Commission

December 28, 2023

Schedule A

Registration Statement 333-26228

Name of Stockholder	Original Amount Registered	Amount Registered in POST AM NO 3	Amount Registered POST AM NO 4	Note

Hayden Hosford	67,500	72,000	67,500	Mr. Hosford owns 160,000 shares so we registered 45% of that in the POST AM NO 3, but we kept registered amount as originally filed
Bruce Blakely	51,750	29,250	29,250	Mr. Blakely owns a total of 115,000 shares but only 65,000 as an individual so we registered 45% of that in the POST AM NO 3
Philip Petruzzeli	11,925	4,500	4,500	Mr. Petruzzeli owns a total of 26,500, but only 10,000 as an individual so we registered 45% of that in the POST AM NO 3